Exhibit 99.3

Legion Partners Holdings, LLC
9401 Wilshire Blvd, Suite 705
Beverly Hill, CA 90212

__________, 2015

[______________]

Re:	Perry Ellis International, Inc.

Dear [____________]:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Perry Ellis International, Inc., a Florida corporation (the “Company”), in connection with the proxy solicitation that Legion Partners Holdings, LLC (“Holdings”) and certain of its affiliates are considering undertaking to nominate and elect directors at the Company’s 2015 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Solicitation”).  Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its shareholders.  This letter will set forth the terms of our agreement.

Holdings agrees to indemnify and hold you harmless against any and all claims of any nature arising from the Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions, provision to Holdings of false or misleading information (including false or misleading information on any questionnaire you are requested to complete by Holdings), or material breach of the terms of this letter agreement; provided further, that except for acts in connection with the Solicitation and any related transactions which occurred prior to the undersigned being elect a director of PERY, the indemnification and other obligations hereunder shall terminate upon your becoming a director of the Company.  This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing for or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give Holdings prompt written notice of such claim or Loss (provided that failure to promptly notify Holdings shall not relieve Holdings from any liability which it may have on account of this letter agreement, except to the extent Holdings shall have been materially prejudiced by such failure).  Upon receipt of such written notice, Holdings will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.  In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.

Holdings may not enter into any settlement of any Loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such Loss or claim and does not require you to admit to any violation of any law, order or regulation.  Notwithstanding anything to the contrary set forth in this letter agreement, Holdings shall not be responsible for any fees, costs or expenses of separate legal counsel retained by you without Holdings’ prior written approval.  In addition, you agree not to enter into any settlement of any Loss or claim without the written consent of Holdings, which consent will not be unreasonably withheld.

You hereby agree to keep confidential and not disclose to any party, without the consent of Holdings, any confidential, proprietary or non-public information (collectively, “Information”) in accordance with that certain Confidentiality Agreement between you and us, dated of even date herewith.

All information, all copies thereof; and any studies, notes, records, analysis, compilations or other documents prepared by you containing such information, shall be and remain the property of Holdings and, upon request of a representative of Holdings, all such information shall be returned or, at Holdings’ option, destroyed by you, with such destruction confirmed by you to Holdings in writing.

This letter agreement shall be governed by the laws of the Stale of New York, without regard to the principles of the conflicts of laws thereof.

This letter agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of which, taken together, shall constitute one and the same instrument.

Very truly yours,

LEGION PARTNERS HOLDINGS, LLC

By:
Name:	Christopher S. Kiper
Title:	Managing Director

ACCEPTED AND AGREED: